                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) and 13(e)(1) of
                       the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)

                                    IBP, INC.
                            (Name of Subject Company)

                          LASSO ACQUISITION CORPORATION
                                TYSON FOODS, INC.
                        (Name of Filing Persons-Offeror)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                 ---------------

                                    449223106
                      (Cusip Number of Class of Securities)

                                 LES R. BALEDGE
                                TYSON FOODS, INC.
                             2210 West Oaklawn Drive
                         Springdale, Arkansas 72762-6999
                            Telephone: (501) 290-4000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                                 Mel M. Immergut
                                Lawrence Lederman
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5732

                            CALCULATION OF FILING FEE

Transaction valuation*                                    Amount of filing fee
   $1,579,978,050                                             $315,995.61

* Estimated for purposes of calculating the amount of the filing fee only.

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The amount assumes the purchase of a total of 52,665,935 shares of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation (the "Company"), at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 Shares owned by Tyson Foods, Inc., a Delaware corporation ("Tyson"), represents approximately 50.1% of the 106,267,735 Shares outstanding as of June 29, 2001 (as disclosed by the Company in its Solicitation/Recommendation Statement on Schedule 14D-9 filed July 3, 2001.)

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $315,995.61    Filing Party:  Tyson Foods, Inc. (Offeror Parent)
                                                       and Lasso Acquisition Corporation

Form or Registration No.:  Schedule TO  Date Filed:    December 12, 2000,
                                                       December 29, 2000,
                                                       January 2, 2001 and
                                                       July 3, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 3 TO TENDER OFFER STATEMENT

         This Amendment No. 3 to the Tender Offer Statement on Schedule TO (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tyson to purchase up to the number of Shares, which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 3, 2001 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

         The Offer, proration period and withdrawal rights will expire at 12:00 Midnight, New York city time, on Friday, August 3, 2001, unless the Offer is extended.

         Except as amended below, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.


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Item 7.  Source and Amount of Funds or Other Consideration

         Section 11 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "11. Source and Amount of Funds. We will need approximately $1.7 billion to purchase the number of Shares representing, together with Shares owned by Tyson, 50.1% of the outstanding Shares pursuant to the Offer and to pay related fees and expenses. In addition, we will need approximately $1.1 billion to repay certain indebtedness of the Company. We intend to obtain such funds from the following credit facilities, which will support aggregate borrowings of up to $2.85 billion.

     o On July 27, 2001 we entered into a commitment letter with The JPMorgan Chase Manhattan Bank ("Chase"), J.P. Morgan Securities Inc. ("JPMorgan"), Merrill Lynch Capital Corporation ("MLCC"), SunTrust Bank ("SunTrust") and SunTrust Capital Markets, Inc. with respect to a senior unsecured bridge credit facility in an aggregate principal amount of $2.5 billion (the "Bridge Facility"). The commitments will expire and outstanding loans under the Bridge Facility will mature on the date that is 180 days after the date of execution of definitive documentation for the Bridge Facility. In addition to certain fees, we will pay interest on borrowings under the Bridge Facility which will vary based on the type of borrowing. The initial interest rate for borrowings of Eurodollar loans under the Bridge Facility will be equal to an adjusted LIBOR rate plus 1.10% per annum. The initial interest rate for borrowings of base rate loans under the Bridge Facility will be at an "Alternate Base Rate" (which is the higher of Chase's prime rate or the federal funds effective rate plus 0.5%) plus 0.10%. The interest rate on the Bridge Facility is subject to further adjustment if the facility remains outstanding for more than 120 days or our credit ratings change. The effectiveness of the Bridge Facility is conditioned on the completion of the Offer, completion of definitive documentation, effectiveness of the Receivables Facility Bridge Facility (as defined below) and other customary conditions.

     o On July 27, 2001 we entered into a commitment letter with Chase and JPMorgan with respect to a senior unsecured receivables bridge credit facility in an aggregate principal amount of $350 million (the "Receivables Bridge Facility"). The commitment will expire and outstanding loans will mature under the Receivables Bridge Facility on the date that is 90 days after the date of execution of definitive documentation for the Receivables Bridge Facility. In addition to certain fees, we will pay interest on borrowings at the rates described above for the Bridge Facility. The effectiveness of the Receivables Bridge Facility is conditioned on the completion of the Offer, completion of definitive documentation, effectiveness of the Bridge Facility and other customary conditions.

If we are unable to consummate the foregoing financing arrangements, we will seek alternative financing arrangements. Following the closing of the transactions, Tyson will seek to refinance the Bridge Facility through the issuance of up to $2.5 billion of senior unsecured notes of the Company and will seek to refinance the Receivables Bridge Facility with an approximately $750 million asset backed receivables facility. However, the decision whether or not to affect any refinancing and the timing and nature of such refinancing will depend on a number of factors, including, market conditions, interest rates and interest rate spreads and the availability of alternative financing.

     In addition, on July 27, 2001 we entered into a commitment letter with Chase, JPMorgan, MLCC, Merrill Lynch Bank USA and SunTrust with respect to a 364-day senior unsecured credit facility in an aggregate principal amount of $500 million (the "364-Day Facility") and a five-year senior unsecured credit facility in an aggregate principal amount of $500 million (the "Five-Year Facility"). The proceeds from the 364-Day Facility and the Five-Year Facility will be used to refinance our outstanding senior credit facility in the aggregate principal amount of $1 billion, for working capital and, if necessary, to complete the Merger, including the payment of certain fees and expenses incurred in connection with the Offer and the Merger. The 364-Day Facility will expire and the borrowings thereunder will mature on the date that is 364 days after the date of the execution of definitive documentation for the facility. The Five-Year Facility will expire and the borrowings thereunder will mature on the fifth anniversary of the execution of definitive documentation for the facility. In addition to certain fees, we will pay interest on borrowings under the 364-Day Facility and the Five-Year Facility which will vary based on the type of borrowing. The interest rate for Eurodollar loans will be equal to an adjusted LIBOR rate plus a spread to be determined based upon our credit ratings, which spread initially will be 0.850% per annum for the 364-Day Facility and 0.825% per annum for the Five-Year Facility. The interest rate for base rate loans will be the Alternate Base Rate plus a spread to be determined based on our credit ratings."

         The commitment letters with respect to the Bridge Facility and the Receivables Bridge Facility are filed as Exhibits (b)(1) and (b)(2), respectively, to this Schedule TO and incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)    Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (also see Exhibit (a)(10) below).*

(a)(3)    Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(13) below).*

(a)(6)    Form of summary advertisement dated July 3, 2001.*

(a)(7)    Joint Press Release issued by Tyson and the Company dated June 27,
          2001.*

(a)(8)    Joint Press Release issued by Tyson and the Company dated June 28,
          2001.*

(a)(9)    Offer to Purchase dated July 3, 2001 (as amended).*

(a)(10) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (as amended).*

(a)(11)   Notice of Guaranteed Delivery (as amended).*

(a)(12) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*

(a)(13) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*

(a)(14)   Press Release issued by Tyson dated July 5, 2001.*

(b)(1) Bridge Facility between Tyson, Chase, JPMorgan, MLCC, SunTrust and SunTrust Capital Markets, Inc. with respect to a senior unsecured bridge credit facility in an aggregate principal amount of $2.5 billion dated July 27, 2001.

(b)(2) Receivables Bridge Facility between Tyson, Chase and JPMorgan with respect to a senior unsecured receivables bridge credit facility in an aggregate principal amount of $350 million dated July 27, 2001.

(d)(1) Confidentiality Agreement between Tyson and the Company dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on December 12, 2000).*

(d)(2) Confidentiality Agreement between Tyson and the Company dated December 18, 2000 (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5,
          2001).*

(d)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1, 2001 (incorporated by reference to Exhibit
          (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(4) Voting Agreement by and between Tyson Limited Partnership and the Company dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(5) Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373, Court of Chancery of the State of Delaware.*

(d)(6)    Letter of Tyson Limited Partnership dated June 27, 2001.*

* Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TYSON FOODS, INC.

                                    /s/ Les R. Baledge

                                    -----------------------------------
                                    (Signature)

                                    Les R. Baledge,
                                    Executive Vice President
                                    and General Counsel

                                    -----------------------------------
                                    (Name and Title)

                                    July 30, 2001

                                    -----------------------------------
                                    (Date)

                                    LASSO ACQUISITION CORPORATION

                                    /s/ Les R. Baledge

                                    -----------------------------------
                                    (Signature)

                                    Les R. Baledge,
                                    Executive Vice President

                                    -----------------------------------
                                    (Name and Title)

                                    July 30, 2001

                                    -----------------------------------
                                    (Date)

EXHIBIT INDEX

(a)(1)    Offer to Purchase dated July 3, 2001 (also see Exhibit (a)(9) below).*

(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (also see Exhibit (a)(10) below).*


(a)(3)    Notice of Guaranteed Delivery (also see Exhibit (a)(11) below).*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(12) below).*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (also see Exhibit (a)(13) below).*

(a)(6)    Form of summary advertisement dated July 3, 2001.*

(a)(7)    Joint Press Release issued by Tyson and the Company dated June 27,
          2001.*

(a)(8)    Joint Press Release issued by Tyson and the Company dated June 28,
          2001.*

(a)(9)    Offer to Purchase dated July 3, 2001 (as amended).*

(a)(10) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (as amended).*

(a)(11)   Notice of Guaranteed Delivery (as amended).*

(a)(12) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*

(a)(13) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (as amended).*

(a)(14)   Press Release issued by Tyson dated July 5, 2001.*

(b)(1) Bridge Facility between Tyson, Chase, JPMorgan, MLCC,SunTrust and SunTrust Capital Markets, Inc. with respect to a senior unsecured bridge credit facility in an aggregate principal amount of $2.5 billion dated July 27, 2001.

(b)(2) Receivables Bridge Facility between Tyson, Chase and JPMorgan with respect to a senior unsecured receivables bridge credit facility in an aggregate principal amount of $350 million dated July 27, 2001.

(d)(1) Confidentiality Agreement between Tyson and the Company dated December 4, 2000 (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser and Tyson filed on December 12, 2000).*

(d)(2) Confidentiality Agreement between Tyson and the Company dated December 18, 2000 (incorporated by reference to Exhibit (d)(6) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5,
          2001).*

(d)(3) Agreement and Plan of Merger among the Company, Tyson and Purchaser dated as of January 1, 2001 (incorporated by reference to Exhibit
          (d)(4) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(4) Voting Agreement by and between Tyson Limited Partnership and the Company dated as of January 1, 2001 (incorporated by reference to Exhibit (d)(5) to Amendment No. 9 to the Schedule TO of Purchaser and Tyson filed on January 5, 2001).*

(d)(5) Stipulation and Order dated June 27, 2001, IBP, inc. v. Tyson Foods, Inc., C.A. No. 18373, Court of Chancery of the State of Delaware.*

(d)(6)    Letter of Tyson Limited Partnership dated June 27, 2001.*

* Previously filed.